MAIL STOP 3561
June 16, 2005

Richard P. Kundrat, Chief Executive Officer
NuVim, Inc.
12 North State Route 17
Paramus, NJ 07652

      Re:	NuVim, Inc.
   Amendment No. 6 to Registration Statement on
   Form SB-2
   Filed on June 6, 2005
   File No. 333-120938

Dear Mr. Kundrat:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note the statement that "the units, the common stock, the Class
A public warrants and the Class B public warrants will trade on the
OTC Bulletin Board. . ." Please confirm to us that the staff will be advised, prior to acceleration, that the Bulletin Board has approved the listing.

2. In this regard, we suggest that the statement "will trade" be revised to "will be quoted".

Prospectus Summary, page 5

3. The Prospectus Summary on page 5 states that common stock outstanding immediately prior to the offering is 1,930,297 which is based on the conversion of outstanding debt and accounts payable balances as of May 31, 2005. The Pro Forma Financial Information on
page 23 and 24 is calculated utilizing the outstanding debt and
accounts payable balances at March 31, 2005.   For example: The
Prospectus Summary on page 5 states the conversion of accrued salaries of $593,751 into 250,696 shares and $266,640 of principal and interest on notes payable into 88,882 shares. The Pro Forma Financial Information on page 23 and 24 discloses accrued salaries of
$514,584 into 250,696 shares and $261,096 of principal and interest into 88,882 shares. This inconsistency results in your capitalization and dilution being calculated using debt and accounts payable balances at March 31, 2005 with converted share values at May
31, 2005.  Please clarify and revise.

Selected Balance Sheet Data

4. It appears that the Pro Forma as Adjusted Total Liability balance decreased by $767,042 related to the payment of $342,042 of outstanding debt (as disclosed on page 15) and $425,000 related to the repayment of outstanding notes and amounts due to your supplier
(as disclosed on F-22 and F-23). The Pro Forma as Adjusted outstanding cash and cash equivalents balance ($1,408,958) only appears to take into account the $342,042 payment of outstanding debt. Please clarify and revise.

Dilution, page 16

5. The amount disclosed ($1,538,391) related to the conversion of outstanding debt for 654,911 is not consistent with the comparable amounts disclosed in the table under Pro Forma Financial
Information
(page 24).  Please revise.

6. It is not clear how you determined the pro forma as adjusted net tangible per share book value ($0.16) at March 31, 2005 in the second paragraph. We noted your pro forma as adjusted net tangible book value of $992,862 and 4,620,297 shares outstanding results in a deficiency of $0.21 per share. Please advise or revise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17
Results of operations for the three months ended March 31, 2005 compared to the three months ended March

7. We note that your increased coupon expenditures have materially affected your gross profits. Please discuss your future expenditures on coupons, as it appears to potentially affect future gross profits figures.

Liquidity and Capital Resources

8. We note that the debt owed under the bridge loan has been restructured so that you will have $500,000 outstanding following this offering bearing an interest rate of 8%. Because of the possibility that you may not be able to repay the full amount in 18 months, please revise to clarify if there is any default interest rate and disclose such rate.

9. Please clarify if the outstanding debt owed to the former law firm and "various television stations" are bearing any interest.

10. Please consider revising to discuss the debts that will remain outstanding following the offering in a tabular format with their due dates and interest rates.

Pro Forma Financial Information

11. It appears that the accrued interest for the conversion of the note payable - spokesperson was included in the remaining liability balance for the pro forma calculation but was not included in the outstanding debt balance disclosed under Capitalization on page
15.
Please clarify and revise.

Financial Statements

Notes to the Financial Statements
Note 19 - Subsequent Events
B. Initial Public Offering, F-22

12. It appears that the amount outstanding for the subordinated convertible promissory notes ($266,639) that will convert into 88,882 shares is not consistent with the balance outstanding disclosed under
Pro Forma Financial Information on page 24 ($261,096). Please revise.

13. It appears from your disclosure (second to last paragraph) that two vendors have agreed to accept 42,333 shares of common stock in settlement of $145,000 of outstanding accounts payable. This amount appears to be inconsistent with the amount disclosed under Pro Forma
Financial Information on page 24 ($109,000).  Please revise.

14. It appears from your disclosure (last paragraph) that the number of shares in which the accrued salaries (aggregating $514,584) will convert is not consistent with the number of shares disclosed under
Pro Forma Financial Information on page 24 (250,696 shares).
Please
revise.

Alternative Front Cover Page

15. Since the secondary offering is being made on a delayed basis, the statement on the cover that "there has been no public market for our securities" is not correct. The market price information should be included pursuant to Item 201(a) of Regulation S-B.

16. The offering price of the firm underwriting should be stated in the fourth paragraph.

Item 26.  Sales of Unregistered Securities

17. Concerning the October, 2001 offering of Series B Preferred, and the February, 2002 rescission offer, please include the basis for the exemptions relied upon. Where investor sophistication is a basis for an exemption, such fact should be indicated. Inasmuch as Regulation
D consists of three different exemptions, the specific exemptive provision relied upon should be stated; where Rule 506 is claimed, the numbers of accredited versus sophisticated investors should also be indicated.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.
							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc: 	Debra Weiner
	Fax #: (650) 323-1108
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NuVim, Inc.
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